PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated February 4, 2004)	Registration No. 333-103902

F.N.B. CORPORATION

$350,000,000
OF
SUBORDINATED TERM NOTES AND DAILY NOTES

The following interest rates are applicable effective MARCH 23, 2005.

ANNUAL
INTEREST RATE

Subordinated Daily Notes	2.75%

Subordinated Special Daily Notes	N/A

Subordinated Term Notes
3 Month	3.10%
6 Month	3.25%
9 Month	3.31%
12 Month	3.51%
15 Month	N/A
18 Month	3.65%
21 Month	N/A
24 Month	3.70%
27 Month	N/A
30 Month	3.99%
36 Month	4.09%
48 Month	4.23%
60 Month	4.43%
84 Month	4.53%
120 Month	4.77%

The Company intends to use the net proceeds from the sale of notes as advances to its consumer finance subsidiary, Regency Finance Company, to fund Regency’s lending and purchasing activities and for general corporate purposes of the Company, including mergers and acquisitions.

This Prospectus Supplement is dated MARCH 23, 2005.

CH\RATES\SECDRA5	BP	22-Mar-05